
125
YEARS
Starrett
Since 1880







"I have believed I could do no greater good than help create a business that would give people employment and a chance to earn an honest living."

Laroy S. Starrett
Founder, (1836 - 1922)



Starrett
Annual Report
For the Year Ended June 25, 2005

About the cover
Laroy Sunderland Starrett
Founder (1836 - 1922)

"I have believed I could do no greater good than help create a business that would give people employment and a chance to earn an honest living."

Near the end of a long and useful life, Mr. Starrett, at the request of his friends, recounted some of his experiences in a pamphlet "Building a Business." The above quotation is taken from this and a companion piece, "Essentials to Success," dealing with his boyhood, life on the farm, and early struggles as an inventor. This quotation sums up the philosophy and decency of this very great man.

A Brief Description of The L. S. Starrett Company

The Company is engaged in the business of manufacturing industrial, professional and consumer products. The total number of different items made and sold by the Company exceeds 5,000. Among the items produced are precision tools, electronic gages, dial indicators, gage blocks, granite surface plates, vision systems, optical measuring projectors, tape measures, levels, chalk products, squares, band saw blades, hole saws, hacksaw blades, jig saw blades, reciprocating saw blades, vises, M1® lubricant, and precision ground flat stock and drill rod. Much of the Company's production is concentrated in hand measuring tools (such as micrometers, steel rules, combination squares and many other items for the individual craftsman) and precision instruments (such as vernier calipers, height gages, depth gages and measuring instruments that manufacturing companies buy for the use of their employees).

These tools and instruments are sold throughout the United States and over 100 foreign countries primarily through distributors. By far the largest consumer of these products is the metalworking industry, but other important consumers are automotive, aviation, marine and farm equipment shops, do-it-yourselfers and tradesmen such as builders, carpenters, plumbers and electricians.

The Company's principal plant is located in Athol, Massachusetts. In addition, the Company operates manufacturing plants in Ohio, North Carolina, South Carolina, Brazil, Scotland, China and The Dominican Republic.


125
YEARS
Starrett
Since 1880

THE L. S. STARRETT COMPANY

Financial Highlights

OPERATIONS FOR THE YEARS ENDED IN JUNE	2005	2004
Net sales	$ 195,909,000	$ 179,996,000
Net earnings (loss)	$ 4,029,000	$ (2,352,000)
Basic and diluted earnings (loss) per share	$ 0.61	$ (0.35)
Dividends per share	$ 0.40	$ 0.40
T YEAR END		
Net working capital	$ 105,301,000	$ 100,069,000
Stockholders' equity	$ 168,426,000	$ 162,283,000
Book value per share	$ 25.28	$ 24.42
Number of employees	2,219	2,050
Approximate number of stockholders	5,000	5,000
Common shares outstanding	6,664,052	6,646,785

To Starrett Stockholders and All Starrett Personnel:

Welcome to our 125th Anniversary and our fiscal year end report. In 1880, Laroy Sunderland Starrett created a business with a commitment to excellence. The Company, during its long history, has adapted to many changes the world and the economy have thrown our way. We have met these challenges, weathered the ups and downs, and have succeeded because our people, then and now, have made the difference. Not only does this year mark an important historical milestone, but a return to profitability. It could not have happened at a better time than to coincide with our anniversary.

Our Brazilian operations turned in an outstanding performance during the year and led the Company to an overall increase in sales and earnings. Capitalizing on the opportunity created by our proprietary raw material processing technology, they introduced our new bi-metal unique® saw product line and delivered results with double-digit increases in sales and earnings.

We continue to invest heavily in our international operations, as it is essential for the Company to be present where manufacturing is expanding. In China, growth in both sales and operations demand attention and resources, requiring an international effort from our sister plants in support of global initiatives. Sales within China and to international markets continue to build momentum and we look forward to growth and an exciting year.

Our new manufacturing capabilities in the Dominican Republic are accelerating. We expect to close an existing facility in Puerto Rico and relocate additional jobs from our Charleston, SC operations during the first quarter of fiscal 2006. This move will provide us a better cost position for our hardware and construction products. However, this investmen for the future has not come without a significant cost, which has and will dampen our financial performance during calendar 2005.

Domestic results were not up to expectations. The first half of the year showed solid sales growth, but on a comparative basis we experienced a decline in the second half, finishing flat with the previous year. Some of this is attributable to the industrial market cooling down in response to increases in energy costs, steel prices, and competitive price pressure.

During the year, we announced the closing of the Chicago warehouse facility and the sale of the assets of ou Coordinate Measuring Machine Division. These were not easy decisions, but the right ones done with a long-tern view of the business. These actions provided us a gain in the fourth quarter, which should be viewed as one-time events and not operational performance.

Despite an economy on an upswing, our earnings were negatively impacted by the rising cost of material, in particula steel prices and Sarbanes-Oxley compliance, which will cost the Company about $1.2 million in this fiscal year.

SALES AND INCOME

Our net sales for fiscal year ended June 2005 were $195.9 million. This is up 9% from last year's $180 million. Th increase is mainly attributable to foreign sales, which were up approximately 28% over the last year, while domest sales were essentially flat. Our net income was $4.0 million ($.61 per share) compared to a net loss of $2.4 millio ($.35 per share) last year. However, several unusual items discussed above and in the financial statements ar affecting year-to-year comparability. In fiscal 2004, we had charges of $.09 per share for facility relocations/closure and $.43 per share for charges in connection with the CMM division. Also in that year we had a LIFO invento liquidation benefit of $.15 per share. This year we had a gain of $.16 per share on the sale of the Elmhurst, Illino warehouse, a gain of $.07 per share on the sale of the assets of the CMM division, and a gain of $.10 per share on th sale of the Skipton plant. Without these items, we had a profit of $.28 per share compared to a $.02 per share pro last year.

DIVIDENDS

We held the quarterly dividend level at $0.10 per share this year. This is our 283rd consecutive quarterly dividend. W have set a level we feel we can maintain and still not leave the Company short of cash. We know that ma stockholders count on this regular income and we also take a long-term view of our business and wish to reta enough cash to be able to improve our plant and equipment and otherwise invest in the future.

FINANCIAL CONDITION
Our financial condition remains strong with a current ratio of 5.2 to one and net working capital of $105 million. Book value per share is $25.28 at the end of this year compared to $24.42 last year. In addition to dividends and normal earnings retained in the business, fluctuations in foreign currencies, pension fund condition, and treasury stock activity can have a significant effect on our book value per share. The stock activity shown in our financial statements has to do with our employee stock plans. We continue to have a strong cash position of $33 million and little debt.

PLANT ADDITIONS
The Company increased capital expenditures for plant and equipment to $6.8 million in 2005 compared to $6.3 million in 2004. Depreciation for the year was $10.3 million compared to $10.9 million in 2004.

EMPLOYEE STOCKHOLDERS
During fiscal 2005, 143 options for 37,836 shares were exercised by employees. As of June 25, 2005, employees of the Company hold options for 38,238 shares that can be exercised over the next two years. Our experience over the years has been that employee stock ownership contributes to the success of a company, which is good for all stockholders and employees. Present and former employees hold almost half of the Company's outstanding stock. In addition, over 50% of our domestic employees are participants in one or more of our stock plans.

TREASURY STOCK
During 2005, the Company purchased 41,663 shares of its own stock for the treasury at a cost of $675,000. More than one half of these shares were purchased from the Company's 401(k) plan in order to maintain its liquidity needs. Consistent with cash needs, the Company may acquire additional shares from time to time, both on the New York Stock Exchange and in private transactions. This is to have stock available for miscellaneous corporate purposes and to reduce the dilutive effect on existing stockholders of the issuance of shares under the various employee stock ownership plans.

GENERAL COMMENTS
I've had the pleasure over the last several months to address many of our personnel and customers as we recognize our 125th Anniversary and thank those who have been responsible for our past success. While it has been fun to reminisce a bit, our eye is towards the future and to setting the table for the next 125 years. Our ongoing efforts to improve overall operational efficiency from lean processes, global sourcing, improved logistics, consolidation, and new product introduction should position us for success. What the future holds is promise, but only attention to detail and execution will deliver results.

As much as I would like to divorce business and politics, they go hand and glove. The weight of Sarbanes-Oxley, in particular Section 404, has put a tremendous strain on small to midsize public companies. It has literally drained millions of dollars out of the economy and made U.S. companies less competitive around the world. In simple terms, we don't have a single customer that will pay a nickel more for our products because we are Sarbanes-Oxley compliant. In today's world, no one pays for non-value added activities. The politicians and the government must start viewing business as an ally, not a foe. Business (large and small) is good business – after all, we are in the business of creating jobs and opportunities, which is what our economy and this country needs.

There have been a few changes in our directors and officers during the year. Randall J. Hylek was elected Chief Financial Officer, replacing Roger U. Wellington, Jr., who recently retired from the Company and the Board. We will miss Roger's 21 years of experience and we welcome Randy to our management team. Stephen F. Walsh, Senior Vice President of Operations, was elected to the Board of Directors, replacing Mr. Wellington. We look forward to Steve's input and savvy.

As we celebrate our anniversary year, what I am most proud of are the men and women of the entire Starrett family who have believed in and executed the founder's philosophy and built a business that has created jobs and opportunities for thousands of people around the globe.


D.A. Starrett

September 8, 2005

President and CEO

THE L. S. STARRETT COMPANY

Consolidated Statement of Operations

For the years ended in June (in thousands except per share data)

OPERATIONS	2005	2004	2003
Net sales	$ 195,909	$ 179,996	$ 175,711
Cost of goods sold	(142,164)	(136,703)	(137,036)
Selling, general and administrative expense	(50,974)	(47,910)	(46,169)
Other income (expense)	2,442	(270)	(585)
Income (loss) before income taxes and cumulative effect of change in accounting principle	5,213	(4,887)	(8,079)
Income taxes (benefit)	1,184	(2,535)	(3,590)
Income (loss) before cumulative effect of change in accounting principle	4,029	(2,352)	(4,489)
Cumulative effect of change in accounting for goodwill			(6,086)
Net income (loss)	$ 4,029	$ (2,352)	$ (10,575)
Basic and diluted income (loss) per share:			
Before cumulative effect of accounting change	$ 0.61	$ (0.35)	$ (0.68)
Cumulative effect of change in accounting for goodwill			(0.92)
	$ 0.61	$ (0.35)	$ (1.60)
Average outstanding shares used in per share calculations (in thousands)			
Basic	6,647	6,649	6,608
Diluted	6,660	6,649	6,608
Dividends per share	$ 0.40	$ 0.40	$ 0.70

See notes to consolidated financial statements

THE L. S. STARRETT COMPANY

Consolidated Statement of Cash Flows

For the years ended in June (in thousands)

CASH FLOWS

	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$ 4,029	$ (2,352)	$ (10,575)
Noncash operating activities:			
Cumulative effect of change in accounting principle	-	-	6,086
Gain from sale of real estate and CMM assets	(2,794)	-	-
Depreciation and amortization	10,303	10,880	10,988
Deferred taxes	(687)	(3,331)	(3,875)
Unrealized transaction losses (gains)	(164)	(33)	453
Retirement benefits	(1,953)	(719)	(1,338)
Working capital changes:			
Receivables	4,693	(529)	695
Inventories	(11,071)	11,109	22,345
Other current assets	2,025	(1,888)	(3,927)
Other current liabilities	(2,801)	5,480	3,086
Prepaid pension cost and other	968	282	398
Net cash from operating activities	2,548	18,899	24,336
Cash flows from investing activities:			
Additions to plant and equipment	(6,848)	(6,345)	(5,860)
(Increase) decrease in investments	3,536	(9,412)	(11,783)
Proceeds from sale of real estate and CMM assets	4,715	-	-
Net cash from (used in) investing activities	1,403	(15,757)	(17,643)
Cash flows from financing activities:			
Short-term borrowings	3,012	518	436
Short-term debt repayments	(1,237)	(188)	(808)
Long-term borrowings	350	741	1,009
Long-term debt repayments	(1,681)	(2,318)	(3,000)
Common stock issued	848	423	2,453
Treasury shares purchased	(675)	(632)	(658)
Dividends	(2,660)	(2,658)	(4,619)
Net cash used in financing activities	(2,043)	(4,114)	(5,187)
Effect of translation rate changes on cash	88	149	128
Net increase (decrease) in cash	1,996	(823)	1,634
Cash beginning of year	2,483	3,306	1,672
Cash end of year	$ 4,479	$ 2,483	$ 3,306
Supplemental cash flow information:			
Interest paid	$ 894	$ 1,076	$ 848
Taxes paid (recovered), net	$ 1,775	$ 56	$ (958)
Non-cash capital lease financing	-	-	$ 3,000

See notes to consolidated financial statements

THE L. S. STARRETT COMPANY

Consolidated Balance Sheets

(in thousands except share data)

ASSETS	June 25 2005	June 26 2004
Current assets:		
Cash	$ 4,479	$ 2,483
Investments	28,627	32,023
Accounts receivable (less allowance for doubtful accounts of $1,125 and $1,358)	30,627	33,434
Inventories:		
Raw materials and supplies	16,075	8,510
Goods in process and finished parts	17,763	16,780
Finished goods	23,145	17,987
Total inventories	56,983	43,277
Prepaid expenses, taxes and other current assets	9,820	11,534
Total current assets	130,536	122,751
Property, plant and equipment, at cost:		
Land	1,747	1,879
Buildings (less accumulated depreciation of $20,133 & $19,937)	20,627	20,900
Machinery and equipment (less accumulated depreciation of $89,540 & $80,789)	38,400	40,080
Total property, plant and equipment	60,774	62,859
Prepaid pension cost	32,297	32,370
Other assets	507	944
	$ 224,114	$ 218,924

LIABILITIES AND STOCKHOLDERS' EQUITY	June 25 2005	June 26 2004
Current liabilities:		
Notes payable and current maturities	$ 3,772	$ 2,102
Accounts payable and accrued expenses	16,867	16,205
Accrued salaries and wages	4,596	4,375
Total current liabilities	25,235	22,682
Deferred income taxes	10,551	14,214
Long-term debt	2,885	2,536
Accumulated postretirement benefit obligation	17,017	17,209
Total liabilities	55,688	56,641
Stockholders' equity:		
Class A common stock $1 par (20,000,000 shrs. auth.; 5,457,786 outstanding at June 25, 2005, 5,396,679 outstanding at June 26, 2004)	5,458	5,397
Class B common stock $1 par (10,000,000 shrs. auth.; 1,206,266 outstanding at June 25, 2005, 1,250,106 outstanding at June 26, 2004)	1,206	1,250
Additional paid-in capital	50,466	49,934
Retained earnings reinvested and employed in the business	130,361	129,282
Accumulated other comprehensive loss	(19,065)	(23,580)
Total stockholders' equity	168,426	162,283
	$ 224,114	$ 218,924

See notes to consolidated financial statements

THE L. S. STARRETT COMPANY

Consolidated Statements of Stockholders' Equity

For the years ended in June, 2003 through 2005
(in thousands)

	Common Stock Out-standing ($1 Par)	Additional Paid-in Capital	Retained Earnings	Accumulated Other Com-prehensive Loss	Total
Balance, June 29, 2002	$ 6,544	$ 47,858	$ 150,029	$ (24,090)	$ 180,341
Comprehensive loss:					
Net loss			(10,575)		(10,575)
Unrealized net gain on investments				152	152
Minimum pension liability				(3,207)	(3,207)
Translation gain, net				1,064	1,064
Total comprehensive loss					(12,566)
Dividends ($0.70 per share)			(4,619)		(4,619)
Treasury shares:					
Purchased	(39)	(331)	(288)		(658)
Issued	142	2,159			2,301
Options exercised	12	140			152
Balance, June 28, 2003	6,659	49,826	134,547	(26,081)	164,951
Comprehensive income:					
Net loss			(2,352)		(2,352)
Unrealized net loss on investments				(56)	(56)
Minimum pension liability, net				765	765
Translation gain, net				1,792	1,792
Total comprehensive income					149
Dividends ($0.40 per share)			(2,658)		(2,658)
Treasury shares:					
Purchased	(40)	(337)	(255)		(632)
Issued	24	357			381
Options exercised	4	88			92
Balance, June 26, 2004	6,647	49,934	129,282	(23,580)	162,283
Comprehensive income:					
Net income			4,029		4,029
Unrealized net gain on investments				109	109
Minimum pension liability, net				(1,142)	(1,142)
Translation gain, net				5,548	5,548
Total comprehensive income					8,544
Dividends ($0.40 per share)			(2,660)		(2,660)
Treasury shares:					
Purchased	(42)	(343)	(290)		(675)
Issued	21	350			371
Options exercised	38	525			563
Balance, June 25, 2005	$ 6,664	$ 50,466	$ 130,361	$ (19,065)	$ 168,426

Note: Cumulative balances of unrealized net gain on investments, minimum pension liability and translation loss at June 25, 2005 are $59, $(3,584), and $(15,540), respectively.

See notes to consolidated financial statements

SIGNIFICANT ACCOUNTING POLICIES

Description of the business and principles of consolidation: The Company is in the business of manufacturing industrial, professional, and consumer measuring and cutting tools and related products. The largest consumer of these products is the metalworking industry, but others include automotive, aviation, marine, farm, do-it-yourselfers, and tradesmen such as builders, carpenters, plumbers, and electricians. The consolidated financial statements include the accounts of The L. S. Starrett Company and its subsidiaries, all of which are wholly-owned. All significant intercompany items have been eliminated. The Company's fiscal year ends on the last Saturday in June. The fiscal years of the Company's major foreign subsidiaries end in May.

Financial instruments and derivatives: The Company's financial instruments consist primarily of current assets, except inventory, current liabilities, and long-term debt. Current assets and liabilities, except investments, are stated at cost, which approximates fair market value. Long-term debts, which are at current market interest rates, also approximate fair market value. The Company does not enter into derivative arrangements.

Investments: Investments consist primarily of marketable securities such as treasury bills, certificates of deposit, municipal securities, and money market funds. The Company considers all its investments "available for sale." As such, these investments are carried at market, with unrealized temporary gains and losses recorded as a component of stockholders' equity. Included in investments at June 25, 2005 is $ 2.3 million of AAA rated Puerto Rico debt obligations that have maturities greater than one year but carry the benefit of possibly reducing repatriation taxes. These investments represent "core cash" and are part of the Company's overall cash management and liquidity program and, under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," are considered "available for sale." The investments themselves are highly liquid, carry no early redemption penalties, and are not designated for acquiring non-current assets. Most other investments have maturities of less than one year.

Long-lived assets: Buildings and equipment are depreciated using straight-line and accelerated methods over estimated useful lives as follows: buildings 15 to 50 years, building improvements 10 to 40 years, machinery and equipment 5 to 12 years, motor vehicles 3 to 5 years, computer hardware and software 3 to 7 years. Long-lived assets are reviewed for impairment when circumstances indicate the carrying amount may not be recoverable. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. Included in buildings and machinery and equipment at June 25, 2005 are $1.8 million and $4.9 million, respectively, of construction in progress.

Inventories: Inventories are stated at the lower of cost or market. For approximately 57% of all inventories, cost is determined on a last-in, first-out (LIFO) basis. For all other inventories, cost is determined on a first-in, first-out (FIFO) basis. LIFO inventories are $22.9 million and $19.9 million at the end of 2005 and 2004, respectively, such amounts being approximately $21.8 and 20.1 million, respectively, less than if determined on a FIFO basis. During 2004 the Company reduced the levels of certain LIFO inventories that were carried in the aggregate at lower costs prevailing in prior years. The effect of the LIFO inventory reduction was to increase 2004 and 2003 net earnings by approximately $980,000 ($.15 per share) and $575,000 ($.09 per share), respectively.

Revenue recognition: Revenue is recognized when inventory is shipped to the customer or installed i[f] installation is necessary. While the Company does allow its customers the right to return in certain circumstances, revenue is not deferred, but rather a reserve for sales returns is provided based on experience, which historically has not been significant.

Freight Costs: The Company incurre[d] approximately $5.0 million, $4.8 million and $4.[illegible] million in outbound shipping costs in fiscal 2005 2004 and 2003, respectively. Approximately 25% o[f] these shipping costs were billed to, and reimburse[d] by, customers. Beginning with the March 200[illegible] quarter, the Company began recording all outboun[d] freight as cost of sales rather than the previou[s] practice of netting such costs against sales. Pri[or] period amounts have not been reclassified as the are immaterial to the consolidated statements of operations.

Warranty expense: The Company's warranty obligation is generally one year from shipment to the end user and is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Any such failures tend to occur soon after shipment. Historically, the Company has not incurred significant warranty expense and consequently its warranty reserves are not material. In the event a material warranty liability is deemed probable, a reserve is established for the event.

Income taxes: Deferred tax expense results from differences in the timing of certain transactions for financial reporting and tax purposes. Deferred taxes have not been recorded on approximately $44 million of undistributed earnings of foreign subsidiaries as of June 25, 2005 or the related unrealized translation adjustments because such amounts are considered permanently invested. In addition, it is possible that remittance taxes, if any, would be reduced by U.S. foreign tax credits. Valuation allowances are recognized if, based on the available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Research and development: Research and development costs were expensed as follows: $3,323,000 in 2005, $3,048,000 in 2004 and $2,929,000 in 2003.

Earnings per share (EPS): Basic EPS excludes dilution and is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution by securities that could share in the earnings. The Company had 13,816, 13,701 and ,329 of potentially dilutuve common shares in 2005, 2004 and 2003 resulting from shares issuable under its stock option plan. For 2005 these shares had no impact on the calculated per share amounts due to their magnitude. These additional shares are not used for the diluted EPS calculation in loss years.

Translation of foreign currencies: Assets and liabilities are translated at exchange rates in effect on reporting dates, and income and expense items are translated at rates in effect on transaction dates. The resulting differences due to changing exchange rates are charged or credited directly to the "Accumulated Other Comprehensive Loss" account included as part of stockholders' equity.

Use of accounting estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Amounts ultimately realized could differ from those estimates.

CHANGE IN ACCOUNTING FOR GOODWILL

The Company adopted SFAS 142, "Goodwill and Other Intangible Assets," as of June 30, 2002, the first day of fiscal 2003, and performed a transitional fair value based impairment test as of that date. As a result, a non-cash impairment charge of $6,086,000 ($.92 per share), relating primarily to the acquisition of the Company's Evans Rule division in 1986, was recorded as of the first day of fiscal 2003 and related amortization of $268,000 per year was discontinued. The charge is reflected as the cumulative effect of a change in accounting principle in the accompanying Statements of Operations and Cash Flows. There were no income taxes associated with the charge.

RECENT ACCOUNTING PRONOUNCEMENTS

FSP FASB 109-1 and 109-2: In December 2004, the FASB issued FASB Staff Position No. 109-1, Application of FASB Statement No. 109 (SFAS 109), Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (FSP 109-1). FSP 109-1 clarifies that the manufacturer's deduction provided for under the American Jobs Creation Act of 2004 (AJCA) should be accounted for as a special deduction in accordance with SFAS 109 and not as a tax rate reduction. The adoption of FSP 109-1 will have no impact on the Company's results of operations or financial position for fiscal year 2005 because the manufacturer's deduction is not available to the Company until fiscal year 2006. The company is evaluating the effect that the manufacturer's deduction will have in subsequent years.

The FASB also issued FASB Staff Position No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (FSP 109-2). The AJCA introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP 109-2 provides accounting and disclosure guidance for the repatriation provision. Until the Treasury Department or Congress provides additional clarifying language on key elements of the repatriation provision, the amount of foreign earnings to be repatriated by the Company, if any, cannot be determined. FSP 109-2 grants an enterprise additional time beyond the year ended December 31, 2004, in which the AJCA was enacted, to evaluate the effects of the AJCA on its plan for reinvestment or repatriation of unremitted earnings. FSP 109-2 calls for enhanced disclosures of, among other items, the status of a Company's evaluations, the effects of completed evaluations, and the potential range of income tax effects of repatriations. The Company has just begun this evaluation process. At the present time, deferred taxes have not been recorded on approximately $44 million of undistributed earnings of foreign subsidiaries or the related unrealized translation adjustments because such amounts are considered permanently invested, and it is possible that remittance taxes, if any, would be reduced by U.S. foreign tax credits.

The FASB also issued FASB Statement No. 154 (SFAS 154) which replaces APB opinion No. 20, Accounting Changes, and FASB statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. It is not believed that this will have an impact on the Company in the foreseeable future as no accounting changes are anticipated.

OTHER INCOME AND EXPENSE

Other income and expense consists of the following (in thousands):

	2005	2004	2003
Interest income	$ 991	$ 779	$ 710
Interest expense and commitment fees	(884)	(1,080)	(697)
Realized and unrealized translation gains (losses), net	(144)	174	(390)
Gain on sale of real estate and CMM assets	2,794		
Other expense	(315)	(143)	(208)
	$ 2,442	$ (270)	$ (585)

INCOME TAXES

Components of income (loss) before income taxes and cumulative effect of change in accounting principles (in thousands):

	2005	2004	2003
Domestic operations	$ (805)	$ (6,397)	$ (8,545)
Foreign operations	6,018	1,510	466
	$ 5,213	$ (4,887)	$ (8,079)

The provision for income taxes consists of the following (in thousands):

	2005	2004	2003
Current:			
Federal	$ 102	$ 35	$ 50
Foreign	1,538	587	234
State	231	174	1
Deferred	(687)	(3,331)	(3,875)
	$ 1,184	$ (2,535)	$ (3,590)

Pretax domestic taxable income (loss) wa $2,937,000, $2,000,000 and $(9,557,000) in 2005 2004 and 2003, respectively.

A reconciliation of expected tax expense at the U.S statutory rate to actual tax expense is as follows (i thousands):

	2005	2004	2003
Expected tax expense (benefit)	$ 1,772	$ (1,662)	$ (4,816
Increase (decrease) from:			
State and Puerto Rico taxes, net of federal benefit	(630)	(985)	(1,126
Foreign taxes, net of federal credits	(510)	2	235
Tax vs. book basis UK (sale of bldg.)	(225)		
Goodwill writeoff			2,069
Foreign NOL valuation allowance	1,243		
Reduction of tax reserve	(500)		
Other	34	110	48
Actual tax expense (benefit)	$ 1,184	$ (2,535)	$ (3,590

Income tax expense for fiscal 2005 was increase by an adjustment to the net deferred tax balanc resulting from a revision to the estimated combin state rate and an increase in the valuati allowance for certain foreign loss which are n likely to be realized. This was offset by a reducti in the tax reserves as a result of the close out certain examination years.

Deferred income taxes at year end are attributable to the following (in thousands):

	2005	2004
Deferred assets:		
Retiree medical benefits	$ (6,381)	$ (6,969)
Inventories	(2,256)	(4,200)
Domestic NOL carried forward 20 years	(2,216)	(2,562)
Foreign NOL carried forward indefinitely	(1,329)	(1,365)
Foreign tax credit carryforward expiring 2010-2016	(1,194)	(2,283)
Other	(1,281)	(987)
	(14,657)	(18,366)
Deferred liabilities:		
Prepaid pension	11,205	13,497
Other employee benefits	(358)	370
Depreciation	4,756	6,125
Other	970	1,561
	16,573	21,553
Valuation reserve for foreign NOL and foreign tax credits	1,007	912
Net deferred tax liability	$ 2,923	$ 4,099
Current portion (net deferred asset)	$ (7,628)	$ (10,115)
Long-term portion (deferred liability)	$ 10,551	$ 14,214

Current portion (net deferred asset) is comprised of he following:

	2005	2004
Domestic operations	$ (6,651)	$ (8,370)
Foreign operations	(977)	(1,745)
	$ (7,628)	$ (10,115)

oreign operations net deferred assets relate rimarily to foreign NOL and foreign tax credits carryforwards.

mounts related to foreign operations included in e long-term portion of deferred liabilities are not ignificant.

MPLOYEE BENEFIT PLANS

he Company has several pension plans, both efined benefit and defined contribution, covering ll of its domestic and most of its nondomestic mployees. In addition, certain domestic mployees participate in an Employee Stock wnership Plan (ESOP). Ninety percent of the ctuarially determined annuity value of their ESOP ares is used to offset benefits otherwise due der the domestic defined benefit pension plan. e total cost (benefit) of all such plans for 2005, 04 and 2003, considering the combined ojected benefits and funds of the ESOP as well the other plans, was $ (611,000), $140,000 and 678,000), respectively.

der both domestic and foreign defined benefit ans, benefits are based on years of service and al average earnings. Plan assets, including those of the ESOP, consist primarily of investment grade debt obligations, marketable equity securities and shares of the Company's common stock. The measurement date for the Company's domestic pension and other benefit plans is June 30.

The asset allocation of the Company's domestic pension plan is diversified, consisting primarily of investments in equity and debt securities. The Company seeks a long-term investment return that is reasonable given prevailing capital market expectations. Target allocations are 50% to 70% in equities (including 10% to 20% in Company stock), and 30% to 50% in cash and debt securities.

The Company uses an expected long-term rate of return assumption of 8.0% for the domestic pension plan, and 6.9% for the nondomestic plan. In determining these assumptions, the Company considers the historical returns and expectations for future returns for each asset class as well as the target asset allocation of the pension portfolio as a whole. The Company uses a discount rate assumption of 5.0% for the domestic plan and 5.2% for the nondomestic plan. In determining these assumptions, the Company considers published third party data appropriate for the plans. The change from the prior year discount rate for the domestic plan reflects the overall decline in comparable market rates for the applicable measurement dates.

The table below details assets by category for the Company's domestic pension plan. These assets consist primarily of publicly traded equity and fixed income securities, including 997,817 shares of the Company's common stock with a fair value of $18.2 million (17% of total plan assets) at June 30, 2005 and 1,015,999 shares of Company stock with a fair value of $16.4 million (16% of total plan assets) at June 30, 2004. The majority of these shares are in the Company's ESOP plan.

	2005	2004
Asset category:		
Cash	9%	13%
Equities	69%	59%
Debt	22%	28%
	100%	100%

The status of these defined benefit plans, including the ESOP, is as follows (in thousands):

	2005	2004	2003
Change in benefit obligation:			
Benefit obligation at beginning of year	$105,190	$100,829	$ 93,349
Service cost	3,235	3,245	3,278
Interest cost	6,630	6,104	6,490
Participant contributions	262	223	219
Exchange rate changes	2,927	3,362	3,066
Benefits paid	(4,572)	(3,836)	(3,648)
Actuarial (gain) loss	12,338	(4,737)	(1,925)
Benefit obligation at end of year	$126,010	$105,190	$100,829
Change in plan assets:			
Fair value of plan assets at beginning of year	$128,690	$115,191	$126,154
Actual return on plan assets	12,319	13,931	(10,522)
Employer contributions	510	480	467
Participant contributions	262	223	219
Benefits paid	(4,572)	(3,836)	(3,648)
Exchange rate changes	3,767	2,701	2,521
Fair value of plan assets at end of year	$140,976	$128,690	$115,191
Reconciliation of funded status:			
Funded status	$ 14,966	$ 23,500	$ 14,362
Unrecognized actuarial gain	19,266	9,958	19,009
Unrecognized transition asset	(204)	(981)	(1,922)
Unrecognized prior service cost	3,389	3,382	3,698
Prepaid pension cost	$ 37,417	$ 35,859	$ 35,147
Amounts recognized in statement of financial position:			
Prepaid benefit cost	$ 38,156	$ 36,705	$ 36,172
Accrued benefit liability	(6,638)	(5,259)	(6,606)
Intangible asset	779	924	999
Accumulated other comp. income	5,120	3,489	4,582
Prepaid pension cost	$ 37,417	$ 35,859	$ 35,147
Accumulated benefit obligation at year-end for all pension plans	$111,650	$ 96,113	$ 92,571
Year-end information for plans with accumulated benefit obligations in excess of plan assets (primarily nondomestic):			
Projected benefit obligation	$ 31,836	$ 32,069	$ 28,832
Accumulated benefit obligation	31,142	31,300	26,617
Fair value of plan assets	25,841	26,040	22,011
Components of net periodic benefit cost (benefit):			
Service cost	$ 3,152	$ 3,245	$ 3,278
Interest cost	6,479	6,104	6,490
Expected return on plan assets	(10,288)	(9,387)	(10,271)
Amortization of prior service cost	433	421	408
Amortization of transition asset	(982)	(973)	(956)
Recognized actuarial gain	(1)	292	(58)
Net periodic benefit cost	$ (1,207)	$ (298)	$ (1,109)
Weighted average assumptions:			
Discount rate	5.00%	6.25%	6.00%
Expected long-term rate of return	8.00%	8.00%	8.00%
Rate of compensation increase	3.25%	3.25%	3.25%

The Company provides certain medical and life insurance benefits for most retired employees in the United States. The status of these plans at year end is as follows (in thousands):

	2005	2004	2003
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 15,716	$ 17,839	$ 15,649
Service cost	516	657	633
Interest cost	952	1,037	1,057
Plan amendments	-	(1,360)	-
Benefits paid	(1,250)	(1,312)	(1,047)
Actuarial (gain) loss	995	(1,145)	1,547
Benefit obligation at end of year	$ 16,929	$ 15,716	$ 17,839
Reconciliation of funded status:			
Funded status	$ (16,929)	$ (15,716)	$ (17,839)
Unrecognized actuarial gain	3,412	2,481	3,750
Unrecognized prior service cost	(3,500)	(3,974)	(2,968)
Accrued benefit liability	$ (17,017)	$ (17,209)	$ (17,057)
Components of net periodic benefit cost:			
Service cost	$ 517	$ 657	$ 633
Interest cost	952	1,037	1,057
Amortization of prior service cost	(474)	(353)	(353)
Recognized actuarial gain	63	123	56
Net periodic benefit cost	$ 1,058	$ 1,464	$ 1,393
Weighted average assumptions:			
Discount rate	5.00%	6.25%	6.00%
Rate of compensation increase	3.25%	3.25%	3.25%

A 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 2006. The rate was assumed to decrease gradually to 5.0% for 2015 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects (in thousands):

	1% Increase	1% Decrease
Effect on total of service and interest cost	$ 102	$ (86
Effect on postretirement benefit obligation	789	(674

For fiscal 2006, the Company expects n contributions (required or discretionary) to th qualified domestic pension plan, $23,000 to th nonqualified domestic pension plan, $545,000 the nondomestic pension plan, and $884,000 to th retiree medical and life insurance plan.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Fiscal year	Pension	Other Benefits
2006	$ 4,588	$ 884
2007	4,724	874
2008	5,079	886
2009	5,277	915
2010	5,394	987
2011-2015	30,475	5,273

In December 2003, legislation was enacted providing a Medicare prescription drug benefit beginning in 2006 and federal subsidies to employers who provide drug coverage to retirees. The Company does not expect this legislation to materially impact plan obligations, and has not reflected any potential effects of the legislation.

DEBT

At year end, long-term debt consists of the following (in thousands):

	2005	2004
Capitalized lease obligations payable in Brazilian currency, due 2006 to 2010, 17% to 25%	$ 3,655	$ 3,971
Revolving credit agreement	-	-
	3,655	3,971
Less current maturities	770	1,435
	$ 2,885	$ 2,536

Ihe revolving credit agreement, which was amended on April 29, 2005, is for $15 million, expires September 13, 2007, and requires commitment fees of .25%. Interest rates vary from IBOR plus .5% to LIBOR plus 2% depending on BITDA. The Company must maintain tangible net worth of $145 million and an EBITDA (as defined) o debt service ratio of at least 1.5. The Company ıas issued $890,000 of standby letters of credit ınder this agreement that guarantee future ›ayments which may be required under certain ısurance programs.

Current notes payable carry interest at a rate of IBOR plus 1% to LIBOR plus 4%. Interest xpense, prior to capitalization of interest on self-onstructed assets, was $884,000, $1,080,000, and 761,000 in 2005, 2004 and 2003. Long-term debt ıaturities from 2006 to 2008 are as follows: 707,000, $583,000, and $1,246,000.

he Company provides guarantees of debt for its razilian and Scottish subsidiaries of up to $6.0 million and $1.8 million, respectively. Outstanding debt covered by these guarantees is reflected on the Company's Consolidated Balance Sheet as of June 25, 2005.

COMMON STOCK

Class B common stock is identical to Class A except that it has 10 votes per share, is generally nontransferable except to lineal descendants, cannot receive more dividends than Class A, and can be converted to Class A at any time. Class A common stock is entitled to elect 25% of the directors to be elected at each meeting with the remaining 75% being elected by Class A and Class B voting together. In addition, the Company has a stockholder rights plan to protect stockholders from attempts to acquire the Company on unfavorable terms not approved by the Board of Directors. Under certain circumstances, the plan entitles each Class A or Class B share to additional shares of the Company or an acquiring company, as defined, at a 50% discount to market. Generally, the rights will be exercisable if a person or group acquires 15% or more of the Company's outstanding shares. The rights trade together with the underlying common stock. They can be redeemed by the Company for $.01 per right and expire in 2010.

Under the Company's employee stock purchase plans, the purchase price of the optioned stock is 85% of the lower of the market price on the date the option is granted or the date it is exercised. Options become exercisable exactly two years from the date of grant and expire if not exercised. Therefore, no options were exercisable at fiscal year ends. A summary of option activity is as follows:

	Shares On Option	Weighted Average Exercise Price At Grant	Shares Available For Grant
Balance, June 29, 2002	48,949	17.48	714,413
Options authorized			800,000
Options granted (14.96 and 10.80)	82,567	13.28	(82,567)
Options exercised (13.22 and 11.10)	(11,724)	12.93	
Options canceled	(51,720)		(693,936)
Balance, June 28, 2003	68,072	13.20	737,910
Options granted (12.07 and 13.18)	36,919	12.65	(36,919)
Options exercised (12.29 and 13.26)	(3,322)	12.80	
Options canceled	(28,122)		25,462
Balance, June 26, 2004	73,547	12.78	726,453
Options granted (16.32 and 14.94)	29,871	15.70	(29,871)
Options exercised (14.96 and 10.80	(37,836)	12.61	
Options canceled	(27,344)		27,344
Balance, June 25, 2005	38,238	14.57	723,926

The following information relates to outstanding options as of June 25, 2005:

Weighted average remaining life		1.4 years
Weighted average fair value on grant date of		
options granted in:	2003	$ 4.00
	2004	$ 3.50
	2005	$ 4.50

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: volatility - 21% to 29%, interest - 1.5% to 3.5%, and expected lives - 2 years.

CONTINGENCIES

The Company is involved in some matters which arise in the normal course of business, which are not expected to have a material impact on the Company's financial statements.

OPERATING DATA

The Company believes it has no significant concentration of credit risk as of June 25, 2005. Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. One customer accounted for approximately 11% of sales in 2005, 12% in 2004 and 14% in 2003.

The Company is engaged in the single business segment of producing and marketing industrial, professional and consumer products. It manufactures over 5,000 items, including precision measuring tools, tape measures, gages and saw blades. Operating segments are identified as components of an enterprise about which separate discrete financial information is used by the chief operating decision maker in determining how to allocate assets and assess performance of the Company.

The Company's operations are primarily in North America, Brazil, and the United Kingdom. Geographic information about the Company's sales and long-lived assets are as follows (in thousands):

	2005	2004	2003
Sales			
North America	$124,597	$123,149	$124,006
United Kingdom	30,882	27,409	28,910
Brazil	47,798	35,756	29,630
Eliminations and other	(7,368)	(6,318)	(6,835)
Total	$195,909	$179,996	$175,711
Long-lived Assets			
North America	$ 77,458	$ 80,490	$ 83,790
United Kingdom	7,145	8,482	7,978
Brazil	12,047	8,501	9,446
Other	2,049	2,189	1,894
Total	$ 98,699	$ 99,662	$103,108

THE L. S. STARRETT COMPANY

Report of Independent Registered Public Accounting Firm

To the Stockholders and Directors of
The L. S. Starrett Company

We have audited the accompanying consolidated balance sheets of The L.S. Starrett Company and subsidiaries (the "Company") as of June 25, 2005 and June 26, 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended June 25, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The L. S. Starrett Company and subsidiaries as of June 25, 2005 and June 26 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 25, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 25, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 8, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness related to accounting for income taxes.

As more fully described in the notes to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 during the year ended June 28, 2003.

S/DELOITTE & TOUCHE LLP

Boston, Massachusetts
September 8, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Statistics

(in thousands except per share data)

	Years ended in June				
	2005	2004	2003	2002	2001
Net sales	$195,909	$179,996	$175,711	$184,346	$225,857
Earnings (loss) before change in accounting	4,029	(2,352)	(4,489)	(380)	8,097
Net earnings (loss)	4,029	(2,352)	(10,575)	(380)	8,097
Basic earnings (loss) per share	0.61	(0.35)	(1.60)	(0.06)	1.26
Diluted earnings (loss) per share	0.61	(0.35)	(1.60)	(0.06)	1.25
Long-term debt	2,885	2,536	2,652	7,000	7,000
Total assets	224,114	218,924	219,740	239,097	248,532
Dividends per share	0.40	0.40	0.70	0.80	0.80

Quarterly Financial Data (unaudited)

(in thousands except per share data)

Quarter Ended	Net Sales	Gross Profit	Earnings (Loss) Before Income Taxes	Net Earnings (Loss)	Basic Earnings (Loss) Per Share
Sep. 2003	$ 40,675	$ 9,735	$ (1,950)	$ (1,095)	$ (0.16)
Dec. 2003	45,420	8,392	(3,109)	(1,833)	(0.28)
Mar. 2004	44,945	11,928	180	444	0.07
Jun. 2004	48,956	13,238	(8)	132	0.02
	$ 179,996	$ 43,293	$ (4,887)	$ (2,352)	$ (0.35)
Sep. 2004	$ 46,795	$ 13,358	$ 2,014	$ 1,664	$ 0.25
Dec. 2004	49,255	13,824	1,633	1,312	0.20
Mar. 2005	50,028	12,525	51	149	0.02
Jun. 2005	49,831	14,038	1,515	904	0.14
	$ 195,909	$ 53,745	$ 5,213	$ 4,029	$ 0.61

The Company's Class A common stock is traded on the New York Stock Exchange.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

2005 versus 2004

Overview As more fully discussed below, for fiscal 2005 the Company realized net income of $4.0 million, or $.61 per basic and diluted share compared to a net loss of $2.4 million or $.35 per basic and diluted share for fiscal 2004. Fiscal 2005 includes the after tax gains on the sale of the Elmhurst, Illinois distribution facility, on the sale of the assets of the CMM division and the sale of the Skipton plant of $1.0 million ($.16 per share), $.5 million ($.07 per share) and $.7 million ($.10 per share), respectively. A significant portion of the loss for fiscal 2004, $2.9 million after tax or $.43 per share, was caused by charges incurred n connection with the government's investigation of the CMM division and related matters discussed in more detail below. Fiscal 2004 also contains $.6 million after tax ($.09 per share) of elocation and closure expenses relating to the Skipton, England and Alum Bank, Pennsylvania nanufacturing facilities, offset by a LIFO inventory quidation benefit of $1.0 million after tax ($.15 er share). For purposes of better understanding ne results from the Company's manufacturing nd distribution operations, management reviews esults excluding all these unusual items. Without nese unusual items, the Company had pro forma et income (non-GAAP) in fiscal 2005 of $1.9 nillion, or $.28 per share, compared to pro forma et income (non-GAAP) of $.2 million, or $.02 per nare, for fiscal 2004. See table below under Net come (Loss) per share regarding disclosure of on-GAAP information.

ales Sales for fiscal 2005 increased 9% ompared to fiscal 2004. Foreign sales were up 3% (25% in local currency), while domestic sales ere essentially flat for the year. The increase in eign sales is largely attributable to the strong rformance of our Brazilian operations in the outh American markets. Foreign sales were also vorably impacted by the strengthening of the S. dollar during fiscal 2005. Domestic sales ished flat for the year, despite the full year's pact of the loss of the Grainger business, eviously one of the Company's three largest stomers. The impact, if any, of the loss of the Grainger business is difficult to estimate as customers who had previously purchased the Company's products through Grainger have the ability to purchase our products through other distributors.

Income (Loss) before income taxes and cumulative effect of change in accounting principle Pretax income for fiscal year 2005 was $5.2 million versus a pretax loss for fiscal year 2004 of $4.9 million. Both periods contain unusual items. In fiscal 2005, the pretax income of $5.2 million includes the gain on the sale of the Elmhurst, Illinois distribution facility, the gain on the sale of the assets of the CMM division and the gain on the sale of the Skipton plant of $1.5 million, $.6 million and $.7 million, respectively. Excluding these gains, the Company had pretax income of $2.4 million in fiscal 2005. Fiscal year 2004 includes $3.2 million to write down the CMM inventory to net realizable value and $1.4 million for settlement expenses and additional professional fees in connection with concluding the government investigation of the CMM division in August 2004; in addition, the Company incurred $1.0 million in fiscal 2004 for severance, training, and relocation/closure expenses related to its Skipton, England and Alum Bank, Pennsylvania manufacturing facilities. Excluding the CMM division charges and the relocation expenses in 2004, the Company had pretax income of $.7 million in fiscal 2004. Therefore, the improvement of fiscal 2005 pro forma income before income taxes over fiscal 2004 is $1.7 million. The major item causing this improvement is better gross margins (27.4% compared to 26.4%, excluding unusual items discussed above). The gross margin improvement of 1.0% is due primarily to lower headcount, higher production levels and associated increase in overhead absorption offset by higher material costs, the redundant personnel and occupancy costs associated with the transfer of manufacturing operations to the Dominican Republic, and the benefit of a LIFO inventory liquidation of $1.6 million in fiscal 2004. The overall margin improvement was partially offset by an overall increase in selling, general, and administrative costs of $3.1 million, which includes a $1.2 million increase in professional fees related to Sarbanes-Oxley compliance.

Income Taxes The effective income tax rate was 23% for fiscal 2005 and 52% for 2004. In fiscal 2005 Puerto Rico tax incentives, and somewhat lower foreign income tax rates all contribute to an overall effective tax rate that is normally slightly lower than the combined U.S. state and federal rate of approximately 38%. The fiscal 2005 rate was also impacted by an adjustment to the net deferred tax balances, resulting from a revision to the estimated combined state rate, an increase in the valuation allowance for certain foreign loss carryforwards which are not likely to be realized. This was offset by a reduction in the tax reserves as a result of the close out of certain examination years. Because of the loss in fiscal 2004, the rates are relatively high compared to our normal rate of about 35% because the least profitable operations are located in the jurisdictions with the highest tax rates.

Net Income (Loss) per share The following table summarizes the after tax effect of the sales in fiscal 2005 and the CMM investigation, plant relocations, and LIFO inventory liquidation benefits in fiscal 2004:

	2005		2004	
	$000	per shr	$000	per shr
Net income (loss) as reported	$ 4,029	$ 0.61	$ (2,352)	$ (0.35)
Remove unusual items:				
Sale of Elmhurst, IL facility	(1,047)	(0.16)		
Sale of CMM division assets	(453)	(0.07)		
Sale of Skipton plant	(662)	(0.10)		
CMM inventory and investigation			2,883	0.43
Plant relocations			620	0.09
LIFO inventory reductions			(980)	(0.15)
Pro forma net income (loss) (non-GAAP)	$ 1,867	$ 0.28	$ 171	$ 0.02

The above table is designed to provide the reader with further information regarding certain significant events and provides a resultant pro forma net income amount which is not intended to be in accordance with generally accepted accounting principles. Management uses the above table to better understand the income generated from its core business and operations. Although management believes the items above to be unusual, there is no assurance that similar items will not occur in the future.

2004 versus 2003

Overview As more fully discussed below, for fiscal 2004 the Company incurred a net loss of $2.4 million, or $.35 per basic and diluted share, compared to a net loss of $10.6 million, or $1.60 per basic and diluted share, for 2003. A significant portion of the losses in both years was caused by the charges incurred in connection with the government's investigation of the CMM division and related matters discussed in more detail below: in 2004, $2.9 million after tax or $.43 per share; and in 2003, $2.3 million or $.35 per share. Fiscal 2003 also included the writeoff of $6.1 million of goodwill (as discussed in the notes to the financial statements), or $.92 per share before and after tax; and fiscal 2004 contains $.6 million after tax ($.09 per share) of relocation and closure expenses related to the Skipton, England and Alum Bank, Pennsylvania manufacturing facilities. These charges were offset by LIFO inventory liquidation benefits of $1.0 million and $.6 million after tax in fiscal 2004 and fiscal 2003 ($.15 and $.09 per share), respectively. For purposes of better understanding the results from the Company's manufacturing and distribution operations, management reviews results excluding all unusual items. Excluding all these unusual charges, the Company had pro forma net income (non-GAAP) in 2004 of $.2 million, or $.0 per share, compared to a pro forma net loss of $2.8 million, or $.42 per share in 2003. See table below under Net Income (Loss) per share regarding disclosure of non-GAAP information.

Sales Sales for fiscal 2004 increased 2 compared to 2003. Domestic sales were down 2 and foreign sales were up 12%. In local currenc foreign sales were down 2%, because the U. dollar has been weakening. Although domest sales were down for the full year comparison, th quarter to quarter trend was up in fiscal 200 whereas the trend was down in fiscal 200 Domestic sales in the last six months of fisc 2004 were 10% higher than in the last six month of fiscal 2003, reflecting improvement in the U. industrial manufacturing sector.

<u>Loss before taxes and cumulative effect of change in accounting principle</u> Excluding the effect in 2003 of the change in accounting principle mentioned above, the pretax losses for 2004 and 2003 were $4.9 million and $8.1 million, respectively. Both periods contain unusual charges related to the CMM division: in fiscal 2004, $3.2 million to write down the CMM inventory to net realizable value and $1.4 million for settlement expenses and additional professional fees in connection with concluding the government investigation of the CMM division(see below); and, in fiscal 2003, $3.7 million in connection with the government investigation of the CMM division ($2.1 million of this was charged to selling and general expense and $1.6 million to cost of sales). In addition, the Company incurred $1.0 million in fiscal 2004 for severance, training, and relocation/closure expenses related to its Skipton, England and Plum Bank, Pennsylvania manufacturing facilities. Excluding the CMM division charges in both years and the relocation expenses in 2004, the Company had pretax income of $.7 million in fiscal 2004 and a pretax loss of $4.4 million in fiscal 2003, a $5.1 million improvement.

The major items causing the $5.1 million improvement were lower ($.6 million) exchange losses, primarily in Brazil, and better gross margins (26.4% compared to 22.9% or $6.3 million excluding the unusual charges as discussed above). The gross margin improvement of over 3 percentage points was due primarily to lower headcount, higher domestic production levels and associated increase in overhead absorption, and LIFO inventory liquidation benefits of $1.6 million in fiscal 2004 compared to .9 million in fiscal 2003. These items were partially offset by higher interest expense ($.3 million) in Brazil due to borrowing in local currency and an overall $2.4 million increase in selling and general expense (excluding the expense of the government investigation) caused primarily by the effect of the weakening U.S. dollar on the translation of expenses into U.S. dollars in Scotland and Brazil. Also contributing to this $2.4 million increase in selling and general expense were higher domestic fringe benefit and insurance costs, mainly retirement.

<u>Income Taxes</u> The effective income tax rate was 52% for fiscal 2004 and 44% for 2003. Puerto Rico tax incentives, and somewhat lower foreign income tax rates all contribute to an overall effective tax rate that is normally slightly lower than the combined U.S. state and federal rate of approximately 38%. The large change in effective rate comes about because pretax results are close enough to breakeven in both years that permanent book/tax differences and jurisdictional tax rate differentials have an exaggerated effect when converted to percentages. Because of losses, the rates are relatively high compared to the Company's historic rate of about 35% because the least profitable operations are located in the jurisdictions with the highest tax rates.

<u>Net Income (Loss) per share</u> The following table summarizes the after tax effect of the goodwill writeoff, the CMM investigation, plant relocations, and LIFO inventory liquidation benefits:

	2004		2003	
	$000	per shr	$000	per shr
Net loss as reported	$ (2,352)	(0.35)	$ (10,575)	$ (1.60)
Remove unusual items:				
Goodwill writeoff			6,086	0.92
CMM inventory and investigation	2,883	0.43	2,294	0.35
Plant relocations	620	0.09		
LIFO inventory reductions	(980)	(0.15)	(575)	(0.09)
Pro forma net income (loss) (non-GAAP)	$ 171	$ 0.02	$ (2,770)	$ (0.42)

The above table is designed to provide the reader with further information regarding certain significant events and provides a resultant pro forma net income amount which is not intended to be in accordance with generally accepted accounting principles. Management uses the above table to better understand the income generated from its core business and operations. Although management believes the items above to be unusual, there is no assurance that such items will not occur in the near future.

Coordinate Measuring Machine (CMM) division As discussed in greater detail in the Company's annual report of Form 10-K for the fiscal year ended June 26, 2004, the Company reached a settlement in August 2004 with the U.S. Department of Justice resulting in the termination of the government's investigation of the Company's CMM division. Under the terms of the settlement, the Company paid the government $.5 million, and the Company and its officers, directors, employees and shareholders were released from any causes of action relating to the false claims allegations in the complaint that were the subject of the investigation. No costs related to the investigation of the CMM replacement program were recorded in fiscal 2005. The Company sold the assets of its CMM division to a third party in June 2005 for $1.5 million.

As a result of the government investigation and the CMM replacement program initiated prior thereto in March 2002, the Company recorded reserves and charged pretax operations with $3.7 million ($.35 per share after tax) in fiscal 2003 and $1.4 million in fiscal 2004. In addition, the Company charged cost of sales and wrote down the carrying cost of its CMM inventory by $3.2 million to net realizable value in the December 2003 quarter of fiscal 2004.

Financial instrument market risk Market risk is the potential change in a financial instrument's value caused by fluctuations in interest and currency exchange rates, and equity and commodity prices. The Company's operating activities expose it to risks that are continually monitored, evaluated, and managed. Proper management of these risks helps reduce the likelihood of earnings volatility. At June 2005 and 2004, the Company was not a party to any derivative arrangement and the Company does not engage in trading, market-making or other speculative activities in the derivatives markets. The Company does not enter into long-term supply contracts with either fixed prices or quantities. The Company does not engage in regular hedging activities to minimize the impact of foreign currency fluctuations. Net foreign monetary assets are approximately $4 million.

A 10% change in interest rates would not have a significant impact on the aggregate net fair value of the Company's interest rate sensitive financial instruments (primarily variable rate investments of $26.3 million and debt of $3.7 million at June 25, 2005) or the cash flows or future earnings associated with those financial instruments. A 10% change in interest rates would impact the fair value of the Company's fixed rate investments of approximately $2.3 million by $28,000.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

	2005	2004	2003
Cash provided by operations	$ 2,548	$ 18,899	$ 24,336
Cash provided by (used in) investing activities	1,403	(15,757)	(17,643)
Cash used in financing activities	(2,043)	(4,114)	(5,187)

Despite operating losses in 2004 and 2003, including the significant costs associated with the government's investigation of the CMM division, cash provided by operations has been positive in all periods presented. By far the biggest factor contributing to this has been the reduction in inventories that began in mid fiscal 2002, and had its most dramatic effect in fiscal 2003. However, during fiscal 2005 inventories increased as a result of plant start-ups in the Dominican Republic and additional Brazillian capacity, and as a hedge against raw material price increases. This is the primary cause of the reduction in cash provided by operations. This was offset by a reduction in receivables. "Retirement benefits" under noncash expenses in the detailed cash flow statemen shows the effect on operating cash flow of th Company's pension and retiree medical plans Primarily because the Company's domesti defined benefit plan is overfunded, retiremen benefits in total are currently generatin approximately $1.4 million of noncash income i fiscal 2005 ($.8 and $2.2 million in 2004 an 2003, respectively). Retirement benefit expens (income) was approximately $(.6) million in 2005 $.7 million in 2004 and $(.4) million in 2003.

The Company's investing activities consist expenditures for plant and equipment, th investment of cash not immediately needed f operations and the proceeds from the sale Company assets. Expenditures for plant a equipment have increased over each of the thre years, although they are less than depreciati expense in each of those years. The procee from the sales of real estate and CMM busine relate to the three asset sales discussed Results of Operations above.

Cash flows from financing activities are primarily the payment of dividends. The proceeds from the sale of stock under the various stock plans has historically been used to purchase treasury shares, although in recent years such purchases have been curtailed. Overall debt has been reduced from $5.8 million at the end of 2003 to $3.7 million at the end of 2005.

Liquidity and credit arrangements

The Company believes it maintains sufficient iquidity and has the resources to fund its operations in the near term. If the Company is unable to return to consistent profitability, additional steps will have to be taken in order to maintain liquidity, including plant consolidations and further workforce and dividend reductions see Reorganization Plans below). The Company maintains a $15 million line of credit, of which, as of June 25, 2005, $890,000 is being utilized in the form of standby letters of credit for insurance purposes. Although the credit line is not currently collateralized, it is possible, based on the Company's financial performance, that in the future the Company will have to provide collateral in order to maintain the credit agreement. The Company has a working capital ratio of 5.2 to one as of June 25, 2005 and 5.4 to one as of June 26, 2004.

EORGANIZATION PLANS

he continued migration of manufacturing to low age countries has adversely affected the ompany's customer base and competitive osition, particularly in North America. As a result, e Company has been rethinking almost all spects of its business and is formulating plans to wer wage costs, consolidate operations, move strategic focus from manufacturing location to oduct group and distribution channel, as well as achieving the goals of enhanced marketing cus and global procurement. During fiscal 2004, e Company consolidated its Skipton, England tical comparator manufacturing into its anufacturing facility in Jedburgh, Scotland. The st of this move, including severance costs, was proximately $800,000, which was partially set by a $662,000 gain on the sale of the real tate reported during the first quarter of fiscal 05. The Company is trying to sell its Alum Bank, Pennsylvania level manufacturing plant and has relocated the manufacturing to the Dominican Republic, where production began in fiscal 2005. The tape measure production of the Evans division facilities in Puerto Rico and Charleston, South Carolina will also be transferred to the Dominican Republic at an adjacent site. The Company's goal is to achieve labor savings and maintain margins while satisfying the demands of its customers for lower prices. The Company has closed three warehouses, the most recent being the Elmhurst facility, which was sold during the fourth quarter of fiscal 2005. It has also consolidated its Gardner, Massachusetts product development facility into the Company's Athol, Massachusetts facility during fiscal 2005. The Company also sold the assets of its CMM division to a third party in fiscal 2005.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements as defined under the Securities and Exchange Commission rules.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. The first footnote to these financial statements describes the significant accounting policies and methods used in the preparation of the consolidated financial statements.

Judgements, assumptions, and estimates are used for, but not limited to, the allowance for doubtful accounts receivable and returned goods; inventory allowances; income tax reserves; employee turnover, discount, and return rates used to calculate pension obligations; normal expense accruals for such things as workers compensation and employee medical expenses; and, of particular importance in fiscal 2003 and 2004, the previously discussed charges connected with the now concluded government investigation of the CMM division.

The allowance for doubtful accounts and sales returns of $1.1 million and $1.4 million at the end of fiscal 2005 and 2004, respectively, is based on our assessment of the collectibility of specific customer accounts, the aging of our accounts receivable and trends in product returns. While the Company believes that the allowance for doubtful accounts and sales returns is adequate, if there is a deterioration of a major customer's credit worthiness, actual defaults are higher than our previous experience, or actual future returns do not reflect historical trends, the estimates of the recoverability of the amounts due the Company and sales could be adversely affected.

Inventory purchases and commitments are based upon future demand forecasts. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of rapidly changing technology and requirements, the Company may be required to increase the inventory reserve and, as a result, gross profit margin could be adversely affected.

The Company generally values Property, Plant and Equipment (PP&E) at historical cost less accumulated depreciation. Impairment losses are recorded when indicators of impairment, such as plant closures, are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. The Company continually reviews for such impairment and believes that PP&E is being carried at its appropriate value.

Accounting for income taxes requires estimates of future tax liabilities. Due to temporary differences in the timing of recognition of items included in income for accounting and tax purposes, deferred tax assets or liabilities are recorded to reflect the impact arising from these differences on future tax payments. With respect to recorded tax assets, the Company assesses the likelihood that the asset will be realized. If realization is in doubt because of uncertainty regarding future profitability or enacted tax rates, the Company provides a valuation allowance related to the asset. Should any significant changes in the tax law or the estimate of the necessary valuation allowance occur, the Company would record the impact of the change, which could have a material effect on our financial position or results of operations.

Pension and postretirement medical costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, healthcare cost trends, inflation, salary growth, long-term return on plan assets, employee turnover rates, retirement rates, mortality and other factors. These assumptions are made based on a combination of external market factors, actual historical experience, long-term trend analysis and an analysis of the assumptions being used by other companies with similar plans. Actual results that differ from our assumptions are accumulated and amortized over future periods. Significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefit costs and obligations. See also Employee Benefit Plans.

CONTRACTUAL OBLIGATIONS

The following table summarizes future estimated payment obligations by period. The majority of th obligations represent commitments for productio needs in the normal course of business.

	Payments due by period (in millions)				
	Total	< 1 yr.	1-3 yrs.	3-5 yrs.	> 5
Post-retirement benefit obligations	$ 5.6	$ 0.9	$ 1.8	$ 1.9	$
Long-term debt obligations	3.7	0.8	2.9	-	
Operating lease obligations	3.4	0.5	1.9	0.9	
Interest payments	4.8	0.8	1.6	1.6	
Purchase obligations	11.9	11.9	-	-	
Total	$ 29.4	$ 14.9	$ 8.2	$ 4.4	$

It is assumed that certain items would continue o an annual basis after year 5. One year of payme has been included in the greater than 5 yea column for disclosure purposes. Total futu payments cannot be reasonably estimat beyond year 5.

ANNUAL NYSE CEO CERTIFICATION AND SARBANES-OXLEY SECTION 302 CERTIFICATIONS

In fiscal 2005, the Company submitted an unqualified "Annual CEO Certification" to the New York Stock Exchange as required by Section 303A.12(a) of the New York Stock Exchange isted Company Manual. Further, the Company ias filed with the Securities And Exchange Commission the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits o the Company's Annual Report on Form 10-K.

;AFE HARBOR STATEMENT UNDER THE 'RIVATE SECURITIES LITIGATION REFORM ·CT OF 1995

his Annual Report on Form 10-K and the Company's 2005 Annual Report to Stockholders, icluding the President's letter, contains forward-ooking statements about the Company's usiness, competition, sales, expenditures, oreign operations, plans for reorganization, iterest rate sensitivity, debt service, liquidity and apital resources, and other operating and capital equirements. In addition, forward-looking atements may be included in future Company ocuments and in oral statements by Company epresentatives to security analysts and investors. ie Company is subject to risks that could cause ctual events to vary materially from such rward-looking statements, including the llowing risk factors:

sks Related to Reorganization: The Company ontinues to evaluate plans to consolidate and organize some of its manufacturing and stribution operations. There can be no surance that the Company will be successful in ose efforts or that any consolidation or organization will result in revenue increases or st savings to the Company. The implementation these reorganization measures may disrupt the mpany's manufacturing and distribution tivities, could adversely affect operations, and uld result in asset impairment charges and ier costs that will be recognized if and when organization or restructuring plans are lemented or obligations are incurred. If the mpany is unable to maintain to consistent profitability, additional steps will have to be taken, including further plant consolidations and workforce and dividend reductions.

Risks Related to Technology: Although the Company's strategy includes investment in research and development of new and innovative products to meet technology advances, there can be no assurance that the Company will be successful in competing against new technologies developed by competitors.

Risks Related to Foreign Operations: Approximately 40% of the Company's sales and 20% of net assets relate to foreign operations. Foreign operations are subject to special risks that can materially affect the sales, profits, cash flows, and financial position of the Company, including taxes and other restrictions on distributions and payments, currency exchange rate fluctuations, political and economic instability, inflation, minimum capital requirements, and exchange controls. In particular, the Company's Brazilian operations, which constitute over half of the Company's revenues from foreign operations, can be very volatile, changing from year to year due to the political situation and economy. As a result, the future performance of the Brazilian operations is inherently unpredictable.

Risks Related to Industrial Manufacturing Sector: The market for most of the Company's products is subject to economic conditions affecting the industrial manufacturing sector, including the level of capital spending by industrial companies and the general movement of manufacturing to low cost foreign countries where the Company does not have a substantial market presence. Accordingly, economic weakness in the industrial manufacturing sector may, and in some cases has, resulted in decreased demand for certain of the Company's products, which adversely affects performance. Economic weakness in the consumer market will also adversely impact the Company's performance. In the event that demand for any of the Company's products declines significantly, the Company could be required to recognize certain costs as well as asset impairment charges on long-lived assets related to those products.

Risks Related to Shifts in Manufacturing: The Company's primary customers are in the manufacturing business and, in particular, in the metal working industry. Manufacturing is shifting to low wage countries where the Company does not have a substantial market presence. As a result, unless the Company can penetrate these markets, the Company's sales and performance may be adversely affected.

Risks Related to Competition: The Company's business is subject to direct and indirect competition from both domestic and foreign firms. In particular, low-wage foreign sources have created severe competitive pricing pressures. Under certain circumstances, including significant changes in U.S. and foreign currency relationships, such pricing pressures tend to reduce unit sales and/or adversely affect the Company's margins.

Risks Related to Customer Concentration: Sales to the Company's two biggest customers accounted for approximately 17% of revenues in fiscal 2005. The Company has ended its relationship with W.W.Grainger, which was previously one of the three largest customers, during fiscal 2005. The loss or reduction in orders by any of the remaining customers, including reductions due to market, economic or competitive conditions, or the failure of the Company to replace the Grainger sales could adversely affect business and results of operations. Indeed, the Company's major customers have, and may continue to, place pressure on the Company to reduce its prices. This pricing pressure may affect the Company's margins and revenues, and could adversely affect business and results of operations.

Risks Related to Insurance Coverage: The Company carries liability, property damage, workers' compensation, medical, and other insurance coverages that management considers adequate for the protection of its assets and operation. There can be no assurance, however, that the coverage limits of such policies will be adequate to cover all claims and losses. Such uncovered claims and losses could have a material adverse effect on the Company. The Company self-insures for health benefits and retains risk in the form of deductibles and sublimits. Depending on the risk, deductibles can be as high as 5% of the loss or $500,000.

Risks Related to Raw Material and Energy Costs: Steel is the principal raw material used in the manufacture of the Company's products. The price of steel has historically fluctuated on a cyclical basis and has often depended on a variety of factors over which the Company has no control. During fiscal 2005, the cost of steel rose approximately 10%. Because of competitive pressures, the Company generally has not been able to pass on these increases to the customer resulting in reduction to the gross margins. The cost of producing the Company's products is also sensitive to the price of energy. The selling prices of the Company's products have not always increased in response to raw material, energy or other cost increases, and the Company is unable to determine to what extent, if any, it will be able to pass future cost increases through to its customers. The Company's inability to pass increased costs through to its customers could materially and adversely affect its financial condition or results of operations.

Risks Related to Stock Market Performanc[illegible] Although the Company's domestic defined benef[illegible] pension plan is significantly overfunded, [illegible] significant (over 30%) drop in the stock marke[illegible] even if short in duration, could cause the plan t[illegible] become temporarily underfunded and require th[illegible] temporary reclassification of prepaid pension cos[illegible] on the balance sheet from an asset to a contr[illegible] equity account, thus reducing stockholders' equi[illegible] and book value per share.

THE L.S. STARRETT COMPANY

Directors

Officers

DOUGLAS A. STARRETT, President and CEO
ANTHONY M. ASPIN, Vice President Sales
STEPHEN F. WALSH, Senior Vice President of Operations
GEORGE B. WEBBER, Vice President Webber Gage Division
RANDALL J. HYLEK, Treasurer and Chief Financial Officer
STEVEN A. WILCOX, Clerk; Partner, law firm of Ropes & Gray LLP

TRANSFER AGENT AND REGISTRAR – Mellon Investor Services LLC, PO Box 3315, South Hackensack, New Jersey 07606-1915; Telephone (800) 288-9541

COUNSEL – Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110-2624

AUDITORS – Deloitte & Touche LLP, 200 Berkeley Street, Boston, Massachusetts 02116-5022

LISTED – New York Stock Exchange – Symbol SCX

WEBSITE – www.starrett.com

SECURITIES AND EXCHANGE COMMISSION FORM 10-K

A copy of the Company's 2005 Annual Report (Form 10-K) filed with the Securities and Exchange Commission is available to stockholders on request. It may be obtained by writing to the Treasurer, The L.S. Starrett Company, Athol, Massachusetts 01331-1915.

– Highlights from our First 125 Years –

1878 Laroy S. Starrett invents the combination square

1880 The L.S. Starrett Company is founded in Athol, MA to manufacture the combination square and other precision tools

1882 Laroy Starrett goes to London and Paris and establishes sales agents, beginning the international sales of Starrett products

1887 Starrett acquires patents and begins to manufacture spring dividers and calipers

1890 Mr. Starrett patents an improved micrometer with a streamlined anvil, speeder device, anvil cover and other enhancements, transforming the crude early version of this tool into the modern micrometer

1890s The company manufactures an improved hacksaw blade. Today, Starrett is a major worldwide producer of saw blades

1895 Patents the Lock-Joint Outside Caliper

1920 Starrett introduces its first indicator, and rapidly becomes a major innovator and manufacturer of precision gages

1941-45 Starrett increases production 800%, winning the Army/Navy "E" award, while over 400 employees go into the armed services

1956 A manufacturing facility is opened in Brazil. Today, this plant manufactures saws and precision tool products

1958 A new plant is opened in Scotland. Today, this facility makes a variety of Starrett products for European and Asian markets

1962 Starrett acquires The Webber Gage Company, adding gage blocks to its family of products

1970 Starrett acquires granite surface plate producer Herman Stone Co., and moves its equipment to a new plant in Mount Airy, NC. Today, this facility also manufactures saws and ground flat stock

1986 The Evans Rule Company, a major producer of measuring tapes, joins the Starrett family

1990 Starrett acquires U.K.-based Sigma Optical, manufacturer of optical measuring projectors

1998 A new plant is established in Suzhou, Chin

2002 The Starrett ProSite Miter Protractor is introduced and gains broad acceptance at jobsites and in home workshops

2003 Starrett develops and introduces Bi-Metal Unique Saw Technology – the most significant process advance in bi-metal saws in a quarter century

2004 The 797 water-proof caliper is introduced

2005 A new facility is opened in the Dominican Republic to produce jobsite and workshop products

Precision Tools • Electronic Gages • Dial Indicators
Gage Blocks • Granite Surface Plates • Vision Systems
Optical Measuring Projectors • Tape Measures • Levels
Chalk Products • Squares • Band Saw Blades
Hole Saws • Hacksaw Blades • Jig Saw Blades
Reciprocating Saw Blades • Vises • M1 Lubricant
Precision Ground Flat Stock & Drill Rod


125
YEARS
Starrett®
Since 1880

The L.S. Starrett Compan

121 Crescent Street
Athol, MA 01331-1915
978-249-3551
www.starrett.com